UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER: 001-37589

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Armstrong Flooring, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1770 Hempstead Road,

Address of Principal Executive Office (Street and Number)

Lancaster, Pennsylvania 17605

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Armstrong Flooring, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “Form 10-Q”) by the May 10, 2022 due date as a result of the demands on resources and uncertainty associated with its previously announced filing for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). As previously reported, on May 8, 2022, the Company and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Court”). The Debtors have filed a motion with the Court seeking joint administration of their chapter 11 cases (the “Chapter 11 Cases”) pursuant to Rule 1015(b) of the Federal Rules of Bankruptcy Procedure under the caption In re Armstrong Flooring, Inc., et al. (Case No. 22-10426).

Although the Company’s management has been working diligently to complete all the required information for the Form 10-Q, given the considerable time and resources the Company’s management is devoting to the Chapter 11 Cases and the Company’s ongoing process for the sale of the Company and the consideration of other strategic alternatives, as well as the attendant uncertainty associated with the Chapter 11 Cases, the Company is unable to complete the financial statements and other disclosures for the Form 10-Q on or before the May 10, 2022 due date without unreasonable effort or expense. The Company cannot at this time estimate when it will be able to file the Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Christopher S. Parisi	717	672-9611
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Armstrong Flooring, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2022	By:	/s/ Christopher S. Parisi
Name: Christopher S. Parisi
Title: Senior Vice President, General Counsel & Secretary